UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________________ to __________________

Commission file number 1-08246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWESTERN ENERGY COMPANY 2350 N. Sam Houston Parkway E. Suite 125 Houston, Texas 77032

EXPLANATORY NOTE: This Form 11-K/A is being filed in order to correct the omission of the signatures page of the Report on Form 11-K of Southwestern Energy Company originally filed on June 29, 2007, and the contents of the report have not otherwise been modified or changed. This Form 11-K/A amends and replaces the original 11-K filing in its entirety.

Financial statements, supplemental schedule and

report of independent registered public accounting firm

SOUTHWESTERN ENERGY COMPANY

401(k) SAVINGS PLAN

December 31, 2006 and 2005

Southwestern Energy Company

401(k) Savings Plan

Index to financial statements and supplemental schedule

December 31, 2006 and 2005

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of net assets available for benefits -
December 31, 2006 and 2005	3

Statement of changes in net assets available for benefits -
for the years ended December 31, 2006 and December 31, 2005	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of assets (held at end of year) -
December 31, 2006	11

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Southwestern Energy Company 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited the adjustments to the 2005 financial statements to retrospectively apply the change in accounting for fully benefit-responsive investment contracts, as described in Note I to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2005 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

/s/ Grant Thornton LLP

Tulsa, Oklahoma

June 28, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Southwestern Energy Company 401(k) Savings Plan:

In our opinion, the statement of net assets available for benefits and the related statement of changes in net assets available for benefits as of December 31, 2005, before the effects of the adjustment to retrospectively apply the change in accounting for fully benefit-responsive contracts described in Note I, presents fairly, in all material respects, the net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America (the 2005 financial statements before the effects of the adjustments discussed in Note I are not presented herein).  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit, before the effects of the adjustment described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustment to retrospectively apply the change in accounting for fully benefit-responsive contracts described in Note I and accordingly, we do not express an opinion or any other form of assurance about whether such adjustment is appropriate and has been properly applied.  This adjustment was audited by other auditors.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma

July 11, 2006

Southwestern Energy Company

401(k) Savings Plan

Statements of net assets available for benefits

December 31, 2006 and 2005

	2006	2005
ASSETS:
Investments
Mutual funds	$20,597,643	$16,046,543
Common collective trusts	13,559,700	11,238,439
Common stock	10,996,952	10,597,103
Participant loans	1,037,715	914,756
Total investments	46,192,010	38,796,841

Receivables
Participants' contributions	182,637	130,284
Employer's contributions	97,609	68,471
Due from broker for securities sold	-	12,598
Total receivables	280,246	211,353

Net assets available for benefits at fair value	46,472,256	39,008,194

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit - responsive investment contracts	189,550	166,045

Net assets available for benefits	$46,661,806	$39,174,239

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Statements of changes in net assets available for benefits

For the years ended December 31, 2006 and 2005

	2006	2005
ADDITIONS:
Contributions
Participant	$3,847,756	$2,641,033
Employer, net of forfeitures	2,042,699	957,780
Rollover	372,556	1,524,058
Total contributions	6,263,011	5,122,871

Investment income
Interest and dividend income	2,296,873	1,159,869
Net appreciation in fair value of investments	991,521	5,924,004
Total investment income	3,288,394	7,083,873
Total additions	9,551,405	12,206,744

DEDUCTIONS:
Benefits paid to participants	2,063,838	1,302,505
Total deductions	2,063,838	1,302,505

Net increase in net assets available for benefits	7,487,567	10,904,239

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	39,174,239	28,270,000
End of year	$46,661,806	$39,174,239

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements

December 31, 2006 and 2005

A - DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1. General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers all employees of Southwestern Energy Company (the “Company”) and its subsidiaries except for:

a) Employees who have not yet completed thirty (30) days of service,

b) Employees who are under the age of twenty-one (21),

c) Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period,

d) Leased employees, and

e)  Non-resident aliens.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

2. Contributions

Participants may contribute from 1% to 25% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also rollover amounts from other qualified defined benefit or deferred contribution plans. The Company contributes 100% of the first 3% of base compensation and 50% of the next 3% of base compensation that a participant contributes to the Plan. All contributions to the Plan are invested under the direction of the participant in 16 investment options including Company stock. Investments in stock of Entergy Corporation originated from a previous plan merger and is no longer an active investment option. Contributions are subject to certain limitations.

3. Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2006 and 2005

4. Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5. Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate (9.25% at December 31, 2006). Principal and interest is generally paid through payroll deductions. Amounts repaid are reinvested in investment options based on the participant’s current investment elections. At December 31, 2006, interest rates ranged from 5.0% to 10.5%.

6. Payment of Benefits

On termination of service, a participant or a participant's estate may receive the full value of his or her account in a lump sum or over an installment period of not more than 10 years.

7. Forfeitures

At December 31, 2006 and 2005, forfeited non-vested accounts totaled $1,500 and $21,000, respectively. These accounts can be used to pay administrative expenses or reduce future employer contributions. During 2006, employer contributions were reduced by $10,700 from forfeited non-vested accounts.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

2. Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Common stock is valued at quoted year-end market prices. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Plan’s interest in the collective trust is valued based on fair value information reported by the investment advisor using the audited financial statements of the collective trust at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2006 and 2005

4. Plan Expenses

Expenses incurred in connection with the Plan are paid by the Company. During 2006 and 2005, the Company paid $13,116 and $14,232, respectively, of expenses on behalf of the Plan. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

5. Payments of Benefits

Benefits are recorded when paid.

C - INVESTMENTS

The following investments, stated at market value, represent 5% or more of the net assets available for benefits at December 31:

	2006	2005

Southwestern Energy Company - Common stock	$10,777,296	$10,396,902
Scudder Trust Company Collective Investment Trust - Stock Index Fund	7,213,020	5,678,796
Scudder Trust Company Collective Investment Trust - Stable Value Fund	6,346,680	5,559,643
Scudder Trust Company - Growth and Income Fund	5,376,050	4,878,566
PBHG Funds - Mid Cap Value Fund	3,486,398	2,817,873
PIMCO Funds - Total Return Fund	2,983,327	2,851,453
Amer Europacific Growth - R-3 International Fund	2,794,884	*

* Balance at December 31, 2005 does not represent 5% of more of the net assets available for benefits.

During 2006 and 2005, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$214,407	$43,428
Common collective trusts	907,089	254,994
Common stock	(129,975)	5,625,582
	$991,521	$5,924,004

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2006 and 2005

D - TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated December 10, 2001, stating that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

F - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stock and common collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

G - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Southwestern Energy Company common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for the investment management services for the year ended December 31, 2006.

H - REGISTRATION OF COMPANY COMMON STOCK

The Company determined that shares of Company common stock purchased by the Plan may not have been registered with the Securities and Exchange Commission (“SEC”), as required. On June 9, 2005, the Company executed the required registration statement to properly register future purchases of Company common stock by the Plan. On June 9, 2005, the Company filed a registration statement on Form S-8 to register Company common stock offered under the Plan. On June 16, 2005, the Company filed a registration statement on Form S-8 to register Company common stock offered under the Plan. On June 16, 2005, the Company filed a registration statement on Form S-3 with the SEC pursuant to which the Company offered to rescind (the "Rescission Offer") the previous purchase of a total of 49,721 shares of Company common stock by the Plan trustee relating to elections made by the participants to invest in the Company stock fund during the period of June 8, 2004 to June 8, 2005. The Rescission Offer was not accepted by any Plan participants and had no impact on the financial statements, results of operations or financial condition of the Plan or Company.

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2006 and 2005

I - RECENT ACCOUNTING PRONOUNCEMENTS

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP concludes contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

J - PLAN AMENDMENTS

During 2006, the Plan was amended to the current Plan provisions regarding employer contributions, along with other administrative amendments.

K - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$46,661,806
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(189,550)
Net assets available for benefits per the Form 5500	$46,472,256

Southwestern Energy Company

401(k) Savings Plan

Notes to financial statements - continued

December 31, 2006 and 2005

The following is a reconciliation of total additions per the financial statements to total income to the Form 5500:

December 31, 2006

Total additions per the financial statements	$9,551,405
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(189,550)
Total income per the Form 5500	$9,361,855

SUPPLEMENTAL SCHEDULE

Southwestern Energy Company
401(k) Savings Plan

Form 5500 - Schedule H, Line 4i - Schedule of assets (held at end of year)

December 31, 2006

(a)	(b)	(c)	(e)
		Description of Investment,
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest, Collateral	Current
Identification	Lessor or Similar Party	Par or Maturity Value	Value

*	Southwestern Energy Company	307,483 Common Shares	$10,777,296
*	Scudder Trust Company Collective Investment Trust Stock Index Fund	Common Collective Trust	7,213,020
*	Scudder Trust Company Collective Investment Trust Stable Value Fund	Common Collective Trust	6,346,680
*	Scudder Trust Company Growth and Income Fund	Mutual Fund	5,376,050
	PBHG Funds Mid Cap Value Fund	Mutual Fund	3,486,398
	PIMCO Funds Total Return Fund	Mutual Fund	2,983,327
	Amer Europacific Growth R-3 International Fund	Mutual Fund	2,794,884
	T Rowe Price Retirement 2020 Advantage	Mutual Fund	2,291,770
	Managers Special Equity Long Term Growth Fund	Mutual Fund	1,601,505
	T Rowe Price Retirement 2030 Advantage	Mutual Fund	622,787
*	Scudder Trust Company Large Cap Value Fund	Mutual Fund	497,316
	AABN AMRO/Montage Caldwell Long Term Growth Fund	Mutual Fund	338,687
	T Rowe Price Retirement 2010 Advantage	Mutual Fund	263,750
	Entergy Corporation	2,379 Common Shares	219,656
	T Rowe Price Retirement 2040 Advantage	Mutual Fund	204,736
	T Rowe Price Retirement Income Advantage	Mutual Fund	136,433
*	Participant loans	Participant loans with interest rates from 5.0% to 10.5% and maturity dates through 2021	1,037,715
			$46,192,010

*  Party-in-interest

Note:  Column (d) has been omitted as all investments are participant directed.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

Date: July 5, 2007	By:	/s/ GREG D. KERLEY
Greg D. Kerley Executive Vice President and Chief Financial Officer, Southwestern Energy Company

EXHIBIT INDEX
EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Grant Thornton LLP
23.2	Consent of PricewaterhouseCoopers LLP